Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2001 Employee Incentive Compensation Plan and the 2005 Non-Employee Director Stock Incentive Plan of The Shaw Group Inc. of our reports dated November 2, 2005, with respect to the consolidated financial statements of The Shaw Group Inc., The Shaw Group Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of The Shaw Group Inc., included in its Annual Report (Form 10-K) for the year ended August 31, 2005 filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
New Orleans, Louisiana
February 27, 2006